CarrierEQ, Inc.

207 South Street, #172

Boston, MA 02111

May 8, 2019

Ms. Erin E. Martin

Legal Branch Chief

Office of Financial Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

CarrierEQ, Inc.

Form 10-12G

Filed March 15, 2019

File No. 000-56037

Dear Ms. Martin:

At the request of the U.S. Securities and Exchange Commission (the “Commission”), CarrierEQ, Inc. d/b/a Airfox (the “Company”) is providing this letter in response to the comments made in the Commission’s letter dated April 17, 2019. Your comments and the Company’s responses are set forth below.  Capitalized terms not otherwise defined herein shall have the meanings given to such terms in the Company’s Form 10/A filed with the Commission concurrently with this letter.

General

1.

We note that your website provides a copy of your updated white paper that describes your current business plan and the functionality and use of AirTokens within your business. Please ensure that the material features of your business and tokens that are discussed in the white paper are adequately disclosed in your Form 10. For example only, we note your detailed disclosure on page 26 of the white paper regarding the "Annual Bonus" feature.

Response: Please see the revised disclosure contained in the Section titled “AirToken Rewards” on page 63 and the Section titled “Annual Bonus” on page 63 of the Form 10/A.

2.

Please address the following with respect to your initial coin offering:

•

Tell us the rights conveyed to the token holders and the obligations imposed on the company at the time of your original ICO. For example, clarify if the issuance of tokens

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

May 8, 2019

obligated the company to develop a platform related to the Airfox Wireless business or any other application or provide token holders with refusal rights; and

•

Explain to us whether the token holders were conveyed any rights specific to software under development by purchasing a token (e.g., royalties, discounts, licenses, etc.).

Response:

Tell us the rights conveyed to the token holders and the obligations imposed on the company at the time of your original ICO. For example, clarify if the issuance of tokens obligated the company to develop a platform related to the Airfox Wireless business or any other application or provide token holders with refusal rights; and

Pursuant to the Amended and Restated AirFox Airtoken Creation Event Terms & Conditions (the “Creation T&C Document”) that potential AirToken purchasers agreed to prior to their purchase of AirTokens, no obligations were imposed on the Company other than the requirement that the Company use the funds as set forth in the AirToken Whitepaper in effect as of the 2017 ICO.  At that time, no portion of the AirToken project had been developed or executed upon because the scope of the development work of the AirToken project was dependent upon, in whole or in part, by the amount of contributions received during the pursuant to the 2017 ICO. Pursuant to the Creation T&C Document, potential  AirToken purchasers represented to Airfox that they understood and accepted that (i) they may not and almost certainly will not have any expectation of influence over governance of the AirToken project, and that the scope of the project, and the use of funds for various projects or expenditures may change at any time without notice or disclosure;  (ii) they understood and accepted that the AirToken project will need to go through substantial development, which may require that AirTokens become subject to significant conceptual, technical and commercial changes before release; and (iii) as part of the development, an upgrade of the AirToken platform may be required and that, if AirToken holder decides not to participate in such upgrade, such holder may no longer use his or her AirTokens and that non-upgraded AirTokens may lose their functionality in full. Please see the Creation T&C Document, attached as new Exhibit 99.2 to the Form 10/A.

Explain to us whether the token holders were conveyed any rights specific to software under development by purchasing a token (e.g., royalties, discounts, licenses, etc.).

Nothing in the existing smart contract governing the AirTokens, the Amended and Restated AirToken Terms & Conditions (which is attached as Exhibit 4.3 to the Form 10/A) or the Creation T&C Document convey any right to specific software under development.  Please see the additional disclosure added to the end of the first paragraph of the Section titled “No Rights Commonly Associated with Capital Stock” on page 64 of the Form 10/A.

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

May 8, 2019

3.

We note your change in business from a mobile technology business to a financial services technology business. Please provide the following in relation to this change:

•

Tell us when the change was made;

•

Clarify for us whether the change in focus required approval from anyone other than management and the Board of Directors (e.g., token holders);

•

If approval from token holders was required, tell us how was their approval was obtained;

•

Explain to us how the original rights conveyed to the token holders and obligations imposed on the company were altered by the change in your business;

•

Tell us what interests, if any, current token holders have in your digital wallet application and/or alternative credit scoring and lending application; and

•

Finally, clarify for us whether you believe that your proposed digital wallet application and/or alternative credit scoring and lending application is being funded by token holders, the Via Varejo Services Agreement or both.

Response:

Tell us when the change was made;

Clarify for us whether the change in focus required approval from anyone other than management and the Board of Directors (e.g., token holders);

If approval from token holders was required, tell us how was their approval was obtained;

Our Company discontinued our mobile technology platform, AirFox Wireless, on February 22, 2019. No approval from anyone other than management and the board of directors was required. Nothing in the existing smart contract governing the AirTokens, the Amended and Restated AirToken Terms & Conditions or the Creation T&C Document required our Company to obtain approval from AirToken holders to discontinue this platform.

Explain to us how the original rights conveyed to the token holders and obligations imposed on the company were altered by the change in your business;

Our Company made the decision to phase out our mobile technology platform in the months leading up to our 2017 ICO. The mobile technology platform was a separate business line with no connection to our digital wallet/alternative credit scoring and lending application. The AirTokens were created with the expectation that they be used with the Airfox Wallet and the

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

May 8, 2019

alternative credit scoring and lending application.  Phasing out our mobile technology platform did not alter any of the original rights conveyed to AirToken holders or the obligations imposed on our Company.

Tell us what interests, if any, current token holders have in your digital wallet application and/or alternative credit scoring and lending application; and

Current AirToken holders have no interest in our digital wallet application and/or alternative credit scoring and lending application. Subject to all applicable regulations, Airfox intends to share with AirToken holders 20% of the profits our Company generates from our peer-to-peer lending platform, which currently still remains in development. Profit sharing with AirToken holders is our aspiration, and will be subject to certain certain criteria being met. AirToken holders will have no enforceable rights against our Company relating to this profit sharing. Please see the revised disclosure contained in the Section titled “AirToken Rewards” on page 63 and the Section titled “Annual Bonus” on page 63 of the Form 10/A.

Finally, clarify for us whether you believe that your proposed digital wallet application and/or alternative credit scoring and lending application is being funded by token holders, the Via Varejo Services Agreement or both.

We believe our proposed digital wallet application and/or alternative credit scoring and lending application currently are being funded from proceeds from the 2017 ICO and the Via Varejo Services Agreement.

4.

We note your disclosure on page 3 (Our Historical Business Line - Airfox Wireless) and elsewhere throughout your Form 10 that you discontinued your AirFox Wireless business in January 2019. Please address the following:

•

Revise your notes to the consolidated financial statements to include a subsequent events footnote (refer to ASC 855-10-50). Your disclosure should include, but not be limited to, your decision to no longer provide display advertising services as it did not represent a significant portion of your operations.

•

Provide us with your consideration of the applicability of ASC 205-20 (Presentation of Financial Statements - Discontinued Operations).

Response:

Revise your notes to the consolidated financial statements to include a subsequent events footnote (refer to ASC 855-10-50). Your disclosure should include, but not be limited to, your decision to no longer provide display advertising services as it did not represent a significant portion of your operations.

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

May 8, 2019

We refer you to page F-9 in the Revenue Recognition policy note where we state, “In January 2019, the Company decided to no longer provide display advertising services as it did not represent a significant portion of the Company operations.”

Due to the timing of the completion of the audit of the Company’s consolidated financial statements in March 2019, we did not include a separate subsequent events footnote (consistent with other events occurring after each period end).  However, in response to the Staff’s comment, we have modified the disclosures in the Revenue Recognition policy disclosures in note 3 to the annual and quarterly financial statements to encompass the decision to no longer provide display advertising services.

Provide us with your consideration of the applicability of ASC 205-20 (Presentation of Financial Statements - Discontinued Operations).

We advise the Staff that we evaluated the presentation of the AirFox Wireless business line in accordance with ASC 205-20-45-1 and determined that AirFox Wireless represented a component of an entity and was expected to be disposed of other than by sale.  However, we concluded that the reporting of the disposal of the Airfox Wireless business as a discontinued operation was not appropriate, as it does not represent a strategic shift for the Company, nor does it have a material impact on the entity’s operations and financial results.

Resources dedicated to the AirFox Wireless business were not significant during the periods presented as the  Company continued to evolve its focus to the  development of other technology-based initiatives, including its legacy prepaid mobile applications and providing unbanked and financially underserved individuals access to financial services through its software technology platform.  These efforts have been the primary focus of the Company’s efforts during the periods covered by the financial statements included in the Form 10.

We considered the following guidance: ASC 205-20-45-1B which indicates, “A disposal of a component of an entity or a group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results…” and ASC 205-20-45-1C, “examples of a strategic shift that has (or will have) a major effect on an entity’s operations and financial results could include a disposal of a major geographical area, a major line of business, a major equity method investment, or other major parts of an entity.”

Revenue relating to the Airfox Wireless line of business has experienced a continual decrease in revenue since 2017, and totaled $113,286 and $27,574 during the nine months ended September 30, 2017 and year ended September 30, 2018, respectively.  Revenues related to these operations during the three months ended December 31, 2018 were $247. These amounts do not have a “major effect” on the prominent financial metrics, such as total assets or net income. The financial statements would not be significantly affected by no longer providing the wireless services as described above, and therefore does not represent a major strategic shift for the Company.

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

May 8, 2019

We further considered the following, Remarks before the 2015 AICPA National Conference on Current SEC and PCAOB Developments1, in which the staff commented,

“ASC 205-20 provides several examples of what may constitute a strategic shift that will have a major effect on operations and financial results. The examples include a sale of a product line that represents 15% of total revenue; the sale of a geographic area that represents 20% of total assets; and the sale of all stores in one of two types of store formats that historically provided 30-40% of net income and 15% of current net income. We have heard suggestions that the quantitative factors included in the examples are meant to create thresholds by which to determine whether a disposal represents a strategic shift that has a major effect on the entity’s operations and financial results. In my view, the thresholds are illustrative and do not establish bright lines or safe harbors…

While the guidance does not provide quantitative bright lines in determining whether a disposal is a strategic shift that has a major effect, the less significant a financial impact the disposal has on an entity, the stronger the qualitative evidence would need to be [to be included in Discontinued Operations].”

In consideration of the guidance and the comments above, the Company concluded that the shift toward the Company’s software platform did not have a significant impact on its operations or financial results as the related amounts in the financial statements were quantitatively immaterial.

The qualitative aspects of discontinuing this line of business is not significant to the Company’s future operations. The Company expects to generate revenue from the Via Varejo Software as Service (SaaS) model arrangement during Fiscal 2019, and is focused on such projects. The historical business does not have any bearing on the continuance of the software development business. As such, the decision to no longer provide the Airfox Wireless service offering does not represent a strategic shift for the Company.

With this, the Company concluded that the requirements of presenting discontinued operations were not met.

5.

We note your disclosure indicating that that you cannot reasonably estimate the number of valid claims that may be made by ICO purchasers or the amount that may be paid pursuant to the claims. Please describe any analysis you have conducted regarding the potential payout to claimants and the company’s ability to pay the claims. In this regard, we note that payout amounts will vary depending on whether, and if so at what price, claimants have sold the AirTokens they purchased in the ICO. If you have not conducted any analysis, please disclose that and indicate the maximum amount payable.

———————

1 https://www.sec.gov/news/speech/remarks-at-2015-aicpa-conference-kanczuker.html

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

May 8, 2019

Response:

Please see the revised disclosure to the Section titled “Liquidity and Capital Resources” on page 46 of the Form 10/A, additional disclosure added to the discussion contained in the section titled “General” in Item 11 on page 61, and revised disclosures in note 15 and 13 to the Company’s annual and quarterly financial statements, respectively.

We are unable to refine the estimate of potential payout to claimants given the limited information available to us. We continue to pursue opportunities to raise capital and generate revenues that will bolster our ability to fund claims from the ICO purchasers if they exceed available cash on hand.

Forward-Looking Statements, page ii

6.

We note your reliance upon the safe harbor for forward-looking statements as set forth in the Private Securities Litigation Reform Act of 1995. Please note that this safe harbor is not available for issuers that are not subject to the reporting requirements of Sections 13(a) or 15(d) of the Securities Exchange Act. Please revise to remove the reference.

Response: The forwarding-looking statement has been removed from page ii of the Form 10/A.

Industry Data, page iii

7.

Your statement that you have not independently verified the information in internal analyses, market research, and industry publications may imply an inappropriate disclaimer of responsibility with respect to the third party information. Please either delete the statement or specifically state that you are liable for such information. Additionally, please delete the statement that "[a]ll references in this Registration Statement to internal analyses, market research, industry publications, and other documents are qualified in their entirety by reference to the full text of those documents." Investors are entitled to rely upon your disclosure.

Response: The two statements referenced in Comment 7 have been removed from page ii of the Form 10/A.

Business

Our Business Plan, page 1

8.

We note from your disclosure on page 3 that you previously generated revenues through AirFox Wireless relating to display advertisements, but that you discontinued this business in 2019. Please revise your disclosure in this section to describe in more detail the development status of your two initial applications, Airfox Wallet and the Alternative Credit Scoring and Lending Application, including your plan of operation

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

May 8, 2019

for the remainder of this fiscal year and a description of the steps you expect to complete to start generating revenue from these applications. Refer to Item 1 of Form 10 and Items 101(a)(2) and 101(h) of Regulation S-K.

Response: Please see the expanded discussion contained in the Section titled “Airfox Wallet” on page 1 and the Section titled “Alternative Credit Scoring and Lending Application” on page 3 of the Form 10/A.

9.

We note your disclosure in the risk factors under the headings "Using AirTokens as rewards creates speculative risk to our Company" on page 21 and "AirTokens are subject to transfer restrictions" on page 37 regarding the potential issuance of AirTokens to customers as "rewards." Please revise your disclosure in this section to discuss any potential AirToken rewards program and the role you expect it to play in your business, including identifying the circumstances under which you anticipate issuing rewards. We also note your disclosure on page 13 of your white paper regarding the issuance of reward tokens between February and November 2018. Please explain to us in detail how your rewards program worked both prior to and subsequent to November 2018.

Response: Please see the additional disclosure contained in the Section titled “AirToken Rewards” on page 63 of the Form 10/A.

10.

Please expand your disclosure in this section to describe in more detail the role AirTokens play, or will be expected to play in the future, in your lending platform and your business generally.

Response: As a development stage Company with an evolving business plan and application platforms, our Company cannot provide any additional disclosure regarding the role AirTokens play, or are expected to play in the future, in our lending platform and our business generally, since no further determination with respect to this subject has been made or contemplated by the Company at this time. Please see the additional disclosure contained in the last sentence of the Section titled “Peer-to-Peer Lending” on page 3 of the Form 10/A.

11.

We note your disclosure on page 5 that you are heavily dependent on your partnership with Via Varejo. Please revise your disclosure in this section to describe the material terms of Services Agreement, including the services to be performed, the payments in exchange therefor and the duration of the agreement.

Response: Please see the expanded discussion contained in the Section titled “Customer Acquisition - Strategic Partnerships” on page 5 of the Form 10/A.

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

May 8, 2019

12.

We note that you also indicate that users can use the AirFox wallet as a means of payment for other services and utilities, including rent. Please clarify if you have any arrangements with landlords or other entities other than Via Varejo to accept AirFox wallet payments. In addition, we note that on page 46, you discuss that management has pursued "opportunities to enter service agreements with insurance companies, travel companies and other service companies, to use the Airfox platform as a source of distribution of their products." Please expand your discussion of this proposed business plan and clarify how such companies will use your platform in this manner.

Response: Please see the revised discussion on page 2 of the Form 10/A clarifying the mechanism through which the Airfox Wallet can potentially be used as a means of payment. Please see the expanded discussion on page 48 of the Form 10/A for our proposed business plan to serve as a source of distribution of products for insurance, travel and other service companies.

Peer-to-Peer Lending, page 3

13.

We note your disclosure in this section that you plan to facilitate lending via your platform by "issu[ing] the user’s debt in a tokenized smart contract as a non-fungible token representing the microloan note. The note would then be held or traded on a secondary market." In addition, you also indicate that your blockchain-based, peer-to-peer lending platform "will enable any one from around the world to provide capital for a microloan to a diversified cohort of borrowers." It appears that your proposed lending platform may involve the offer and sale of securities through the issuance of such notes. Please tell us whether you intend to register such transactions, or what exemption from the registration requirements of the Securities Act of 1933 you will rely on to conduct the transactions.

Response: Please see additional disclosure contained in the third paragraph of the section titled Peer-to-Peer Lending, page 3 of the Form 10/A.

Risk Factors, page 13

14.

We note your disclosure on page 3 under the heading "Our Historic Business Line -- Airfox Wireless" that you discontinued your previous business relating to advertising displays in 2019. Please include risk factor disclosure addressing any significant risks to investors as a result of your change in services and products offerings between the time of their initial investment and the date of this Form 10.

Response: Please see added risk factor titled “We may not successfully implement our new business lines, which would adversely affect our operating results and the value of our AirTokens.” on page 16 of the Form 10/A.

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

May 8, 2019

15.

We note your disclosure on page 51 under the heading "Changes in Control," stating that Via Varejo holds certain rights that may result in its holding a controlling interest in the company of up to 80% (but no less than a majority) of the issued and outstanding shares of its common stock. Please include risk factor disclosure addressing any significant risks arising from this option and the possibility of Via Varejo assuming a controlling interest in the company.  Please specifically address how such change of control could affect token holders, including the tokens' utility, value and liquidity (including, but not limited to, your plans to "create a public trading market" for the AirTokens in the future).

Response: Please see revisions to the risk factor titled “If the Notes are converted, our Company will issue a significant number of shares of common stock, and a change in our Company’s control will occur.” on page 18 of the Form 10/A.

There is currently no public trading market for AirTokens and an active and liquid trading market for AirTokens may not develop, page 38

16.

Please revise this risk factor to highlight that, currently, there are no registered or approved third-party exchanges or other platforms to support the trading of AirTokens on the secondary market. Please make corresponding revisions throughout the Form 10, including in the "Trading Market" discussion on page 57.

Response:  Please see revisions to the risk factors titled “Using AirTokens as rewards creates speculative risk to our Company.”, “There is currently no public trading market for AirTokens and an active and liquid trading market for AirTokens may not develop.” and “We cannot predict whether the amounts you would receive in the rescission offer would be greater than the market value of the AirTokens.” on pages 22, 39 and 40, respectively, of the Form 10/A. Additional revisions were made to the "Trading Market" discussion on page 61 of the Form 10/A.

Use of AirTokens is governed by our Terms and Conditions of Use, which may be amended by our Company at any time in our sole discretion, page 38

17.

We note your disclosure in this section and on page 59 under the heading "No Rights Commonly Associated with Capital Stock" that you may amend or revise your Terms and Conditions of Use at any time without AirToken holders' consent. Please tell us what consideration you have given as to whether any material changes could result in a new security. Please describe the implications of such a change for token holders. In this respect, we note that you have included the Amended and Restated AirToken Terms & Conditions as Exhibit 4.3, which was "[e]ffective as of March 15, 2019." In your response, please specifically address the changes that were made to the AirTokens in this

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

May 8, 2019

amendment and provide your detailed legal analysis as to whether such changes were so significant that they constituted the issuance of new securities.

Response: Please note we changed all references to “Terms and Conditions of Use” in the Form 10/A to “Amended and Restated AirToken Terms & Conditions.” AirTokens were never intended to be created as a security and AirTokens never provided AirToken holders any rights commonly associated with capital stock or other traditional securities. As a result, we do not believe that any material changes to our Amended and Restated AirToken Terms & Conditions resulted, or could result, in a new security when we created the Amended and Restated AirToken Terms & Conditions document. Presently, since we have no intention, now or in the future, to provide AirToken holders with any rights commonly associated with capital stock or other traditional securities, we do not expect that any future changes to the Amended and Restated AirToken Terms & Conditions would result in a new security.  Please see additional disclosure contained in the Section titled “No Rights Commonly Associated with Capital Stock” on page 65 of the Form 10/A.

We cannot predict whether the amounts you would receive in the rescission offer would be greater . . . , page 39

18.

We note your disclosure that you "expect to create a public trading market for our AirTokens in the future." Please advise us how you plan to create a public trading market for the AirTokens. Additionally, please revise this risk factor to clarify that a public trading market for the AirTokens may never develop.

Response: Please see revisions to the risk factors titled “We cannot predict whether the amounts you would receive in the rescission offer would be greater than the market value of the AirTokens.” on page 40 of the Form 10/A.

Liquidity and Capital Resources

Financial Condition and Management's Plan, page 45

19.

We note your discussion of management's actions taken in an effort to secure funding by entering into a Services Agreement and related convertible notes agreement with Via Varejo. We also note that you have received $2.8 million in cash through March 14, 2019 and expected to obtain an additional $7.5 million by September 30, 2019. Based on your disclosure on page F-17, we note that the receipt of the additional $7.5 million is subject to completion of Phases 2 and 3, as defined under the agreement. Please revise your disclosure to address the following:

•

Provide a detailed description of the requirements necessary to complete each phase under the Services Agreement;

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

May 8, 2019

•

Provide more detailed disclosure around management's plans, including steps taken, costs expected to be incurred, implementation efforts and expected completion dates, necessary to complete each phase under the agreement; and

•

Provide a detailed description of the expected demands for cash over the 12 months following the most recent balance sheet date presented in your filing, along with how your expected sources of cash will meet those demands.

Response:

Please see revisions to the Section titled “Financial Condition and Management’s Plans” on page 47 of the Form 10/A.

Directors and Executive Officers, page 51

20.

We note your statement on this page that "[t]hrough [Mr. Santos's] efforts, Airfox has become a leader in affordable data plans for prepaid wireless carriers." Please remove this disclosure or advise us how it is relevant to the company's current business plan.

Response: The sentence was removed from the Form 10/A.

Legal Proceedings, page 54

21.

We note your disclosure under the heading "Risks Related to Our Rescission Offer" that the rescission offer will be funded from the company’s existing cash balance and that you are unable to estimate your total potential liability at this time. Please revise your disclosure in this section to describe the terms of the rescission offer in more detail, including the company's plans for addressing any shortfalls in its available cash and the effect of a shortfall on token holders seeking rescission.

Response: Please see revisions to the Section titled “Legal Proceedings” on page 57 of the Form 10/A.

Recent Sales of Unregistered Securities, page 56

22.

We note your disclosure on page 57 that you issued 73,250,000 AirTokens as payment to vendors. Please revise this section to disclose the exemption from registration you relied upon for issuance of those AirTokens.

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

May 8, 2019

Response: Please see revisions to the “Securities issued for services” table on page 60 of the Form 10/A.

Description of Registrant’s Securities to Be Registered, page 57

23.

Please expand this section to describe in more detail the use and purpose of AirTokens in your current business plan of providing digital AirFox wallets as a means of payment for purchases made at Via Varejo and your proposed business plan of creating a blockchain- based, peer-to-peer lending platform for microloans. In addition, please also disclose the following information about AirTokens:

•

Describe in more detail the Ethereum platform upon which the AirTokens are based, including whether they were created according to the ERC20 standard and, if so, identify those standards and what it means for token holders; and

•

Disclose whether a single AirToken may be divided into fractions of a token, as well as any limits on their division.

Response: We have no current plans to use AirTokens as a means of payment for purchases made at Via Varejo. Instead, we expect AirTokens will be used to facilitate the transfer of fiat currency between creditors and borrowers. Please see generally the discussion under the heading “Peer-to-Peer Lending” in the Form 10/A.  However, until the regulatory framework surrounding tokens and other digital assets matures, it is difficult to provide additional specificity regarding the use of AirTokens in the peer-to-peer lending application.

Describe in more detail the Ethereum platform upon which the AirTokens are based, including whether they were created according to the ERC20 standard and, if so, identify those standards and what it means for token holders; and

Please see the additional disclosure contained in added Section titled “ERC-20 Standard” on page 61 of the Form 10/A.  Also, please see the risk factors titled “Neither you, as a holder of AirTokens, nor our Company, will have control over the Ethereum blockchain framework” and “The open-source structure of portions of the Ethereum blockchain protocol means that our network may be susceptible to developments by users or contributors who could damage our network and our Company’s reputation and could affect the utilization of the network and the AirTokens” on page 38 of the Form 10/A.

Disclose whether a single AirToken may be divided into fractions of a token, as well as any limits on their division.

Please see the additional disclosure contained in added Section titled “ERC-20 Standard” on page 61 of the Form 10/A.

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

May 8, 2019

24.

We note your statement in this section that “AirTokens currently lack the traditional features of such securities. For example, the AirTokens do not currently convey any dividend, distribution, voting, liquidation or preemption rights to their holders.” We further note your disclosure on page 3, stating “At some point in the future, we plan to collect a percentage of the interest payments generated by our platform as a platform fee and distribute 20% of this fee to AirToken holders.” Please revise your disclosure to resolve this discrepancy. Please also revise to clarify whether this distribution right is embedded in the smart contract and/or memorialized in the Amended and Restated AirTokens Terms & Conditions. To the extent it is not, please explain how token holders will be able to enforce this right.

Response: Please see revisions to the Section titled “Peer-to-Peer Lending” on page 3 of the Form 10/A.

25.

Please revise to disclose how many AirTokens are outstanding as of a recent date.

Response: Please see revisions to the section “Description of Registrant’s Securities to Be Registered – General” on page 61 of the Form 10/A.

26.

We note that you sold AirTokens in your ICO and issued 73,250,000 Air Tokens as payments to vendors. Explain your accounting treatment (and disclose your accounting policy in the notes to the consolidated financial statements) for those tokens issued to vendors and cite the authoritative guidance you used to support your account treatment (i.e., initial recognition, measurement, and remeasurement, as applicable). In your response, please clarify whether you believe tokens issued to vendors should be accounted for as a funded software arrangement and explain the basis for your conclusion.

Response:

The Company recognized the expense related to providing AirTokens as payments to vendors for services in promoting the initial coin offering based on an estimate of the fair value of the AirToken which was offset by an equivalent gain on establishing the fair value of the AirToken. This was based on an interpretation of ASC 845, Nonmonetary Transactions, specificallyASC 845-10-30-1 which states, in part:  In general, the accounting for nonmonetary transactions should be based on the fair values of the assets (or services) involved, which is the same basis as that used in monetary transactions. Thus, the cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss shall be recognized on the exchange. The fair value of the asset received shall be used to measure the cost if it is more clearly evident than the fair value of the asset surrendered.

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

May 8, 2019

The value of the AirTokens delivered to vendors for payment of services provided was predicated on pre-determined contractual amounts of the estimated value of the AirTokens of approximately $1.5 million, which approximated fair value, when it began trading on an exchange beginning on October 11, 2017 (i.e. the fair value of the asset surrendered). A gain on establishing the fair value of the AirToken was recorded. Subsequently, the Company expensed the value of the AirTokens provided to the vendors for payment for services. The Company presented the entries on a net basis of zero within Selling, General and Administrative expenses during the quarter ended December 31, 2017.

The Company does not view the distribution of AirTokens for payment of services to vendors to promote the initial coin offering as part of the funded software arrangement as the promotion services are not part of the development of the AirToken Project. Therefore, we concluded that the fees paid to the consultants were for services that should be expensed as incurred.

Please see the revised disclosure in note 8 to the annual and quarterly financial statements to explain the accounting and presentation applied.

Trading Market, page 57

27.

We note your disclosure in this section regarding the potential filing of a resale registration statement following the effectiveness of this Form 10. Please remove this disclosure, or advise us why you believe such a communication is appropriate at this time given that there are no assurances that you will be able to consummate such action. In your response, please address your rescission offer, the potential effect of this disclosure on the token holders' decision whether to seek rescission, and any significant risks to token holders who may rely on your statements that you will seek to ensure that an effective resale registration statement will be available to them in the future.

Response: The entire resale registration statement filing disclosure was removed from the “Trading Market” section on page 61 of the Form 10/A.

28.

We note your reference to your "transfer agent" on page 58. Please clarify whether you plan to use a transfer agent with respect to the AirTokens.

Response: We do not intend to use a transfer agent with respect to AirTokens. Please see the revised disclosure contained in the Section titled “AirToken Management” on page 62 of the Form 10/A.

AirToken Management, page 58

29.

We note that you currently maintain an internal ledger relating to AirToken holdings. Please expand your disclosure to describe the following:

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

May 8, 2019

•

Who is responsible for updating the internal ledger to reflect transactions in AirTokens;

•

How holders of AirTokens may ascertain their current balance and the status of any transfers;

•

How transfers and other changes in holdings are communicated to holders of AirTokens; and

•

How a transfer of AirTokens from an Ethereum wallet to the Airfox Reserve Ethereum account triggers an update to the internal ledger.

Please also clarify if the internal ledger will also be used to ensure that transfers are being conducted in compliance with the federal securities laws.

Response:

Who is responsible for updating the internal ledger to reflect transactions in AirTokens;

Once the Internal AIR Ledger is operational again (which should occur after the launch of the peer-to-peer lending application), the AIR Ledger will be maintained by our Company, but we anticipate that any entries to the AIR Ledger will be self-executing through the software.

How holders of AirTokens may ascertain their current balance and the status of any transfers;

As no AirTokens are currently held in the Internal AIR Ledger, holders of AirTokens would ascertain their current balance with reference to their personal Ethereum wallet.  Currently, the smart code underlying the AirTokens does not allow them to be transferred.  The smart contract was “locked” concurrently with the entry of the SEC Settlement Order.

In the future, our Company anticipates that some holders of AirTokens may hold them outside the Airfox platform in their personal Ethereum wallet.  Any transfer of such AirTokens would be evidenced on the blockchain.

Alternatively, once the peer-to-peer lending application is developed and pending the resolution of material regulatory uncertainties, AirToken holders may be able to transfer their AirTokens to an Airfox Wallet to be used in conjunction with the peer-to-peer lending application.  Our Company anticipates that the balance and transfer of any such AirTokens would then be maintained by the Internal AIR Ledger.

How transfers and other changes in holdings are communicated to holders of AirTokens; and

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

May 8, 2019

Current holders of AirTokens may see their current balance of AirTokens through their personal Ethereum wallet.  Any transfer of such AirTokens (if permitted) would be processed and visible on the blockchain.

In the future, our Company anticipates developing clean interfaces which would enable holders with AirTokens held in an AirFox Wallet to monitor their holdings.

How a transfer of AirTokens from an Ethereum wallet to the Airfox Reserve Ethereum account triggers an update to the internal ledger.

The Company anticipates that the Internal AIR Ledger will automatically update upon a transfer of AirTokens from an Ethereum wallet to the Airfox Reserve Ethereum account.

Airfox intends to fully comply with all applicable federal securities laws, and transfer restrictions are expected to be coded into the AirToken smart contract and the Internal AIR Ledger to ensure compliance.  Such compliance may entail developing robust anti-money laundering and Bank Secrecy Act compliance programs in addition to potentially restricting any future transferability of AirTokens to comply with Rule 144 or Regulation S.

Please see the revised disclosure contained in the Section titled “Air Token Management” on page 62 of the Form 10/A.

AirToken Web Application Set-Up, page 59

30.

Please revise to more clearly describe what the gas price represents, how gas prices are determined, and the source of funds for these payments. Please also revise to explain the meaning of Wei and Gwei.

Response: Please see the expanded discussion contained in the Section titled “AirToken Web Application Set-Up” on page 62 of the Form 10/A.

Potential Exchange of Airtokens, page 59

31.

We note your disclosure that "the exchange rate within the Internal AIR Ledger will be calculated based on the market price." Please explain how you will calculate the "market price" and how this price, the exchange rate and changes to either of the foregoing will be communicated to holders of AirTokens.

Response: Please see revisions to the “Potential Exchange of Airtokens” section on page 63 of the Form 10/A.

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

May 8, 2019

Notes to Consolidated Financial Statements Note 8 - AirTokens, page F-16

32.

We note your disclosure stating that the AirTokens, when sold, represent an obligation of the company and that you account for such obligation as akin to a debt security in accordance with ASC 320 Investments – Debt and Equity Securities. ASC 320 applies to investments in debt securities and not to financial liabilities. Given that you have concluded that the sale of AirTokens creates an obligation for the company to the token holders, please provide us with your alternative accounting analysis that identifies and supports the nature of the liability you recognized (e.g., derivative liability, financial liability, contract liability, other nonfinancial liability) with citation to the accounting literature that governs its measurement and recognition. Tell us how you considered the following in your analysis:

•

Clarify for us how you considered the fact that token holders can present AirTokens for settlement in cash as a result of your Settlement Agreement.

•

Tell us your consideration of whether token holders are customers under ASC 606-10- 15.

Response:

The Company believes that the AirToken is considered an obligation of the issuer (as defined in FASB Concepts Statement No. 6, Elements of Financial Statements). Airfox represented to investors that the proceeds from the offering would be used to fund future development of the AirFox App and the AirToken ecosystem among other planned uses. We determined that an investor would consider the AirToken a debt security in accordance with ASC 320 Investments – Debt and Equity Securities. Please see the revised disclosure in note 8 to the annual and quarterly financial statements to remove this reference to ASC 320.

The definition of debt security in ASC 320 includes instruments beyond legal-form debt. For example, preferred stock that is either mandatorily redeemable or redeemable at the option of the investor is considered a debt security under ASC 320, even though preferred stock is considered an equity security in legal form.2

Based on its terms, AirTokens are not debt securities in legal form pursuant to ASC 320, however, ASC 320 applies to all debt securities and defines a debt security as any security representing a creditor relationship with an entity. The AirToken, when sold, is considered an obligation3 of the issuer as Airfox represented to investors that the proceeds for the offering

———————

2 EY Certain Investments in Debt and Equity Securities Section 1.3.2.1 (December 2017)

3 FASB Concepts Statement No. 6, Elements of Financial Statements provides the definition of Liabilities as probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

May 8, 2019

would be used to fund future development of the AirFox App and the AirToken ecosystem among other planned uses. The AirToken was therefore considered an obligation of the Company because it effectively creates a creditor relationship to holders of AirTokens. Therefore, the Company determined that an investor would consider the AirToken a debt security.

ASC 320 defines a security as a share, participation, or other interest in property or in an entity of the issuer or an obligation of the issuer that has all of the following characteristics:

a.

It is either represented by an instrument issued in bearer or registered form or, if not represented by an instrument, is registered in books maintained to record transfers by or on behalf of the issuer.

The AirTokens were issued in unregistered form through the ICO and, once created, were tradeable on HitBTC, Radar and Lykke.

b.

It is of a type commonly dealt in on securities exchanges or markets or, when represented by an instrument, is commonly recognized in any area in which it is issued or dealt in as a medium for investment.

Prior to the ICO, AirFox made clear to prospective investors that it planned to enter into agreements with token exchanges to ensure that the AirToken would be traded on the secondary market. On September 4, 2017, AirFox announced that it had reached an agreement with a digital token trading platform to enable AirTokens to be traded via an “IOU trading system” in advance of the ICO.

c.

It either is one of a class or series or by its terms is divisible into a class or series of shares, participations, interests, or obligations

AirTokens were distributed on a per token and fractional basis.

Based on the above criteria, the Company determined that an investor would consider the AirToken a security.

The Company evaluated whether the AirToken would be considered an equity security in accordance with ASC 321, Investments – Equity Securities. An equity security is any security representing an ownership interest in an entity (e.g., common, preferred, other capital stock) or the right to acquire (e.g., warrants, rights, forward purchase contracts, call options) or dispose of (e.g., put options, forward sale contracts) an ownership interest in an entity at fixed or determinable prices. Per the terms of sale, AirTokens confer only the right to provide and receive services in the Network and confer no other rights of any form with respect to the Network or the Company, including, but not limited to, any voting, distribution, redemption, liquidation, proprietary (including all forms of intellectual property), or other financial or legal rights. Based on its terms, AirTokens were not considered equity securities.

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

May 8, 2019

The Company also evaluated whether the AirTokens subject to other accounting guidance, specifically, ASC 480, Distinguishing Liabilities from Equity and ASC 815, Derivatives and Embedded Derivatives, and concluded that the AirTokens were not subject to either ASC 480 or ASC 815.

ACS 480 requires liability classification for the following three types of instruments:

•

Mandatorily redeemable shares

•

Instruments other than an outstanding share that, at inception, embody, or are indexed to, an

•

obligation to buy back the issuer’s equity shares that could require the transfer of assets

•

Instruments that embody a conditional obligation, or shares that embody an unconditional obligation, to issue a variable number of the issuer’s equity shares and at inception, the monetary value of the obligation is based solely or predominantly on:

o

A fixed value known at inception

o

Variations in something other than the fair value of the issuer’s equity shares

o

Variations that move in the opposite direction to changes in fair value of the issuer’s shares

Per the Terms of Sale, AirTokens confer no rights of any form with respect to the Network or the Company, including, but not limited to, any voting, distribution, redemption, liquidation, proprietary (including all forms of intellectual property), or other financial or legal rights. AirTokens do not have the characteristics of the three types of instruments that ASC480 evaluates and, therefore, the Company concluded that they are not within the scope of ASC480 which address financial instruments with characteristics of both liabilities and equity.

Freestanding financial instruments that are not within the scope of ASC 480 should be evaluated pursuant to ASC 815. Those instruments may either be derivatives themselves or may contain embedded features that would be derivatives if freestanding. Those instruments or embedded features that are bifurcated and accounted for separately should be accounted for as derivatives and measured at fair value continuously.

To be a derivative pursuant to ASC 815, an instrument must be a financial instrument or other contract (or embedded feature) with all of the following characteristics:

•

One or more underlying’s. An underlying is a variable whose changes are observable or otherwise objectively verifiable and whose movements cause the cash flows or fair value of the financial instrument or other contract to fluctuate.

•

One or more notional amounts or payment provisions or both.

•

No initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

AirTokens do not meet the definition of a derivative as there was an initial investment for Ether (i.e. a digital currency that can be converted into cash).

Clarify for us how you considered the fact that token holders can present AirTokens for settlement in cash as a result of your Settlement Agreement.

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

May 8, 2019

The Company determined that the decision to provide initial AirToken contributors the ability to claim a refund pursuant to the terms of the Settlement Agreement from November 2018 should not affect the accounting analysis based on the terms of the AirTokens when issued in October 2017.”

The terms of the AirTokens did not provide a right to a refund. Specifically, the terms of the AirTokens state, “Contributions of Contribution Tokens and purchases of AirToken are non-refundable during both the PreSale Period and Sale Period. By purchasing AIR[AirToken], you acknowledge that you have no right to request a refund for any reason, and that the User will not receive money or other compensation for any AIR[AirToken] that is not used or remains unused except as may be required by applicable law or regulation…You understand and accept that all contributions or purchases of AIR[AirToken] are final and may not be reversed.”

The Company evaluated the accounting and disclosure requirements related to estimating any loss contingencies pursuant to the November 2018 Settlement Agreement in accordance with ASC 450, Contingencies and ASC 855, Subsequent Events, as disclosed in Note 15.

In evaluating whether terms of the Settlement Agreement (i.e. the ability of token holders to present tokens for settlement in cash) should impact the initial accounting (and stated terms prohibiting such an event) of the AirTokens, the Company considered ASC 855-10-25-1 which states, “An entity shall recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements.”

The Company also considered ASC 450-20-25-2(a) which states, in part, “ Information available before the financial statements are issued or are available to be issued (as discussed in Section 855-10-25) indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. Date of the financial statements means the end of the most recent accounting period for which financial statements are being presented.”

The stated terms of the AirTokens do not provide for the right of refund. This is not an item subject to estimate. Further, in determining whether an amount for potential claims could be reasonably estimated, if the Company was able to reasonably estimate such amount, an accrual would have been recorded in the quarter ended September 30, 2018 as that accounting period represents “the end of the most recent accounting period for which financial statements are being presented”. The Company’s decision to not account for the stated terms of the AirTokens based on the Settlement Agreement is consistent with this approach.

Tell us your consideration of whether token holders are customers under ASC 606-10-15.

ASC 606 defines a customer as “a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.” The standard does not define the term “ordinary activities” because it was derived from the definitions of revenue in the respective conceptual frameworks of the IASB and the FASB.25. In

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

May 8, 2019

particular, the IASB’s Conceptual Framework description of revenue refers specifically to the “ordinary activities of an entity” and the definition of revenue in the FASB’s CON 6 refers to the notion of an entity’s “ongoing major or central operations.” The Company concluded that the sale of the AirTokens was not “ordinary activities” nor “ongoing major or central” to its operations.

The Company also considered the terms of the AirTokens as well as the intention of the investors in the AirTokens in contributing towards the development of the AirToken project. This was noted by the SEC4 whereby:

16. AirFox primarily aimed its promotional efforts for the initial coin offering at digital token investors rather than anticipated users of AirTokens. AirFox and its agents promoted the AirToken offering in forums aimed at people investing in Bitcoin and other digital assets, including on BitcoinTalk.org, a message board where users discuss investing in digital assets. These forums are available and attract viewers in the United States even though the AirFox App was not intended to be used by individuals in the United States. In promoting their initial coin offering, AirFox’s principals also participated in interviews with individuals focused on digital token investing. AirFox did not market the initial coin offering to the anticipated users of AirFox tokens—i.e., individuals with prepaid phones in developing countries. Rather, AirFox marketed the ICO to investors who reasonably viewed AirTokens as a speculative, tradeable investment vehicle that might appreciate based on AirFox’s managerial and entrepreneurial efforts. For example, in an August 2017 blog post, AirFox stated that an AirToken presale was intentionally directed at “sophisticated crypto investors, angel investors and early backers of the [AirToken] project.” In the pre-sale, prior to the public offering, AirFox made AirTokens available to the earliest investors at a discount.

The investors in AirTokens were not deemed to be a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration. The Company’s ordinary activities are that of developing software-related technology. As noted by the SEC, AirFox primarily aimed its promotional efforts for the initial coin offering at digital token investors rather than anticipated users of AirTokens. Further, AirFox did not market the initial coin offering to the anticipated users of AirFox tokens—i.e., individuals with prepaid phones in developing countries. Rather, AirFox marketed the ICO to investors who reasonably viewed AirTokens as a speculative, tradeable investment vehicle that might appreciate based on AirFox’s managerial and entrepreneurial efforts. Therefore, the Company did not consider the initial investors in AirTokens to be customers.

33.

We also note that you evaluated the cost to fulfill the AirToken Obligation as a "funded software arrangement" in accordance with ASC 985-20 based on your determination that the parties who contributed towards the funding of the AirToken Project were collaborators rather than customers. Please address the following with respect to your accounting:

———————

4 SEC’s Cease and Desist Order of AirFox, November 16, 2018

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

May 8, 2019

•

Provide us with your accounting analysis explaining in detail, with reference to authoritative literature, how you determined that your arrangements are in the scope of ASC 985-20;

•

Given your conclusion that AirTokens represent an obligation of the company at the time of issuance, explain to us why you also believe they represent a funded software arrangement;

•

Clarify how you determined it was appropriate to reduce your AirToken obligation by your development costs, with citation to the relevant accounting literature;

•

Clarify for us whether you have concluded that you have achieved technological feasibility with respect to all software projects funded by token holders or whether you believe you have only achieved technological feasibility with respect to your AirFox Browser;

•

To the extent you have determined that you have not achieved technological feasibility with respect to some of the software projects funded by token holders, explain to us how you have also considered the guidance in ASC 730-20;

•

Explain to us whether your token agreement obligates you to create a software technology platform. If so, clarify for us how the obligation to create a platform is impacted by redemption of tokens for cash; and

•

Tell us what other authoritative literature, if any, you considered in your accounting analysis.

Response:

Provide us with your accounting analysis explaining in detail, with reference to authoritative literature, how you determined that your arrangements are in the scope of ASC 985-20;

Given your conclusion that AirTokens represent an obligation of the company at the time of issuance, explain to us why you also believe they represent a funded software arrangement

Clarify how you determined it was appropriate to reduce your AirToken obligation by your development costs, with citation to the relevant accounting literature;

Clarify for us whether you have concluded that you have achieved technological feasibility with respect to all software projects funded by token holders or whether you believe you have only achieved technological feasibility with respect to your AirFox Browser;

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

May 8, 2019

To the extent you have determined that you have not achieved technological feasibility with respect to some of the software projects funded by token holders, explain to us how you have also considered the guidance in ASC 730-20;

Tell us what other authoritative literature, if any, you considered in your accounting analysis.

The Company considered the guidance in ASC 985-20-25-12 in evaluating the obligation created by receiving the proceeds from the ICO and determined that the proceeds represented a funded software development arrangement. The Company considered whether the investors in AirTokens were considered customers in accordance with ASC 606, Revenue from Contracts with Customers, and determined that they were not as outlined in our response to Comment 32 above. Further, the Company determined that the AirFox Browser was deemed to have reached technological feasibility in accordance with ASC 985-20-25-2 (b).

AirFox represented to investors that the proceeds of the ICO would be used to fund future development of the AirToken Project, to expand the service to international markets, to add a micro-loan component for AirToken holders, and to broaden the use of AirTokens outside of AirFox’s own applications. In September 2017, AirFox explained to prospective investors in a blog post that the “AirFox browser (the beginning of the AirToken Project)is still considered ‘beta’ quality and will continue to be improved over the coming months as we execute on the AirToken plan.” In AirFox’s whitepaper, it proposed a potential timeline of development milestones which covered from August 2017 through the second quarter of 2018.

 The Company considered the guidance in ASC 730-20-15-1, Research and Development Arrangements, regarding a “[funded] software-development arrangement” and noted 1) [Per the August 2017 Whitepaper] AirFox had developed a business plan that included raising capital through the sale of AirTokens, and then introducing a mobile application that would allow users to earn AirTokens, exchange them for free or discounted mobile data and, ultimately, other goods and services and 2) holders of AirTokens obtained the right to use the  AirToken on the Network (AirToken Project).

•

The Company considered the guidance in ASC 985-20-25-2 (b) and determined that the technological feasibility of the software (i.e. AirFox Browser) was established before the ICO.  In September 2017, AirFox explained to prospective investors in a blog post that the “AirFox browser (the beginning of the AirToken Project) is still considered ‘beta’ quality and will continue to be improved over the coming months as we execute on the AirToken plan.”),

As noted in our response to Comment 32, we concluded that the AirToken holders were not considered customers in accordance with ASC 606. Since the acquiror of an AirToken is not a customer, they are considered a collaborator that shares in the risks and benefits of the development of the AirToken Project (which includes the AirFox browser). Therefore, as noted in ASC 985-20-25-12, “… any monies received from the ICO will be credited first against the capitalized development costs. If the monies from the ICO exceeds the capitalized development costs, the excess shall be deferred and credited against future amounts that qualify for

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

May 8, 2019

capitalization. Any deferred amount remaining after the project is completed (that is, the software is available for general release and capitalization has ceased) shall be credited to income.”

Subsequent to the ICO, the Company leveraged the technology (e.g. features) from the AirFox Browser towards the further development of the AirToken Project. Costs incurred by the Company subsequent to the ICO (i.e. related to the development of the AirToken Project) are evaluated for whether they can be capitalized in accordance with ASC 985-20.

Specifically, product enhancements are explicitly included in the scope of ASC 985-20 and may qualify for cost capitalization. In general, costs for elements that can be marketed separately or create a new revenue stream can be capitalized as a product enhancement. Like the technological feasibility stage, costs incurred relating to product enhancement should be charged to expense until the technological feasibility of the enhancement is established. Once established, capitalization and amortization of the product enhancement costs over the estimated life of the enhancement would be required.

Explain to us whether your token agreement obligates you to create a software technology platform. If so, clarify for us how the obligation to create a platform is impacted by redemption of tokens for cash.

The Company represented to investors that the proceeds from the offering would be used to fund future development of the the AirToken Project.  However, the terms of the AirTokens do not specifically obligate the Company to create the AirToken Project.

As refund claims are paid, we expect to reduce the amount of the AirToken Obligation (excluding interest) as the obligation to those initial contributors who acquired the AirToken will no longer exist.

34.

We note from your disclosure on page 43 that you paid $869,961 to consultants in connection with obtaining digital assets, which were directly related to the initial coin offering. We also note that you determined that the sale of AirTokens (i.e., the ICO) was akin to debt securities in accordance with ASC 320, as discussed on page 48. Please tell us whether you considered the amount paid to consultants could be viewed as debt issuance costs. Refer to ASC 835-30 and provide us with your accounting analysis.

Response:

ASC 835-30-15-2 states, “ The guidance in this Subtopic applies to receivables and payables that represent contractual rights to receive money or contractual obligations to pay money on fixed or determinable dates, whether or not there is any stated provision for interest, with certain exceptions noted below. Such receivables and payables are collectively referred to in this section as notes. Some examples are the following:

•

Secured and unsecured notes;

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

May 8, 2019

•

Debentures;

•

Bonds;

•

Mortgage notes;

•

Equipment obligations; and

•

Some accounts receivable and payable.”

The Company obtained digital assets in connection with the funding of the AirToken project not for a debt instrument (e.g. maturity date, payment terms, etc,).

Neither the digital assets received or AirToken Obligation represent a contractual rights to receive money or contractual obligations to pay money on a fixed or determinable date.  Therefore, the Company concluded  that ASC 835 was not applicable and that the fees paid to the consultants were for services that should be expensed as incurred.

Note 9 - Via Varejo Services Agreement and Convertible Notes Call Option, page F-19

35.

We note your disclosure explaining the terms of the Call Option Agreement entered into with Via Varejo. We also note your disclosure that the company has analyzed the call options and determined they did not meet the definition of derivatives and therefore, they will not be bifurcated from the host agreement. Please provide us with your accounting analysis, with reference to authoritative literature, explaining how you concluded that they did not meet the definition of a derivative and did not require bifurcation.

Response: The Company evaluated the terms of the call options (specifically, the Primary and Secondary Call Rights) as embedded features of the Notes in accordance with ASC 815-15-25-1 and determined that the call options did not meet the “net settlement” criteria in accordance with ASC 815-10-15-83(c). The Notes convert into common shares of the Company’s stock, which are not publicly traded. The corresponding feature(s) cannot be settled net by means outside the Agreement and there is no option to settle in cash contained within the Agreement.  Therefore, the call options cannot be “net settled” and the embedded feature(s) do not meet the definition of a derivative and should not be bifurcated from the host instrument.

Note 11 - Preferred Stock, page F-22

36.

Please revise your disclosure to clarify the redemption provisions, if any, for the Series One and Series One-A preferred stock.

Response: Please see the modified disclosure in note 11 and note 10 to the Company’s annual and quarterly financial statements, respectively, to state that the Preferred Stock does not contain any redemption provisions.

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

May 8, 2019

Note 12 - Common Stock, page F-22

37.

We note your disclosure related to an investors right to maintain a 6% ownership.  We also note the calculation of this ownership right excludes shares issuable but contingent on conversion of any current or future convertible debt and equity instruments. Please tell us, and revise your disclosure to clarify, if the SAFEs fall within this exclusion.

Response: The Company advises the Staff that the calculation excludes SAFE’s, as they are potentially issuable but contingent on conversion of any current or future convertible instruments. Please see the modified disclosures in note 12 and note 11 to the Company’s annual and quarterly financial statements, respectively.

Note 15 - Commitments and Contingencies Legal Proceedings, page F-25

38.

We note the terms of your settlement agreement, specifically the claim form (i.e., exhibit 99.1) and a claimant's rights to recover the consideration paid for the AirTokens, including interest. Please revise to clarify the form of consideration (i.e, cash), if any, that will be repaid.

Response: Please see the revised disclosures in note 15 and note 13 to the Company’s annual and quarterly financial statements, respectively, to indicate that the amounts to be refunded will be paid in cash.

39.

We note your disclosure that upon receipt of the digital assets that you recorded a liability (i.e., Air Token Obligation) for approximately $15 million. We also note that the obligation was later reduced by $425,163 as a result or your accounting treatment for capitalized software costs. Please expand your disclosure to clarify that the potential liability related to rescission, if any, could exceed the token obligation reported in your consolidated balance sheets.

Response: Please see the revised disclosures in note 15 and note 13 to the Company’s annual and quarterly financial statements, respectively,that clarify that the potential liability related to the rescission, if any, could exceed the token obligation reported in the consolidated balance sheets.

40.

We note that you are unable to reasonably estimate the amount of interest that will be paid and that you have not recorded a related liability in the accompanying consolidated financial statements, however, your disclosure does not address any reasonably possible losses in excess of amounts accrued, if any. Please expand your disclosure to provide an estimate of the reasonably possible losses or range of loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-4(b).

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

May 8, 2019

Response: We are unable to estimate reasonably possible losses or range of loss as such amounts are dependent on the number and amount of claims that will ultimately be submitted, information that we are unable to reasonably predict. We revised the disclosures in note 15 and note 13 to the Company’s annual and quarterly financial statements, respectively, to indicate the maximum amount payable to ICO purchasers.

Exhibits

41.

We note that Section 11 of your Amended and Restated AirToken Terms & Conditions filed as Exhibit 4.3 includes a mandatory arbitration provision, a waiver of trial by jury provision and a provision limiting the ability to bring class action suits. Please revise your disclosure to:

•

Describe each such provision in more detail, including how each such provision will impact your investors;

•

Disclose whether you intend for arbitration to be the exclusive means for resolving disputes, including any circumstances under which you may elect not to use arbitration;

•

Describe any questions as to enforceability under federal and state law;

•

Clarify whether these provisions apply to claims under the federal securities laws;

•

Clarify whether these provisions will apply to secondary purchasers; and

•

To the extent these provisions apply to federal securities law claims, please revise the disclosure to state that by agreeing to each such provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Response: Please see revisions to the  Section titled “No Rights Commonly Associated with Capital Stock” on page 64 of the Form 10/A.

42.

Please refer to Exhibit 4.3 and Sections 7, 8, 9 and 10 therein, which address indemnification provisions, disclaimers, limitations of liability and releases, respectively. Please clarify that none of these provisions constitute waivers of any right under the federal securities laws or advise. Please also revise Item 12 of your Form 10 to specifically address the indemnification provisions in the Amended and Restated Token Terms & Conditions. In addition, we note Section 15(b) regarding the use of nonpublic, confidential information by token holders. Please explain to us in detail the operation and purpose of this provision, why it is necessary and how it is appropriate under the federal securities laws.

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

May 8, 2019

Response: None of the indemnification provisions, disclaimers, limitations of liability and releases contained in Exhibit 4.3 and Sections 7, 8, 9 and 10 therein constitute waivers of any right under the federal securities laws. Please see revisions to Item 12 on page 65 of the Form 10/A.

While a confidentiality provision like Section 15(b) may be somewhat unusual with respect to more traditional securities, such a provision is necessary in this context.  As detailed in the amended Form 10, Airfox is continuing to develop its peer-to-peer lending platform to be built on the blockchain and which may eventually require the use of AirTokens.  Like many software development projects (especially those in the blockchain space), Airfox intends to solicit feedback from AirToken holders on future applications.  Therefore, Airfox believes it is important that such AirToken holders refrain from sharing the company’s developing technology with third parties.

Additionally, given the number of unethical actors in the blockchain space, Airfox believes that it is important it have a remedy should an AirToken holder attempt to capitalize on such holder’s tangential connection to the company.  Therefore, Airfox believes that the following last sentence of Section 15(b) affords it significant protection:  “You will not misrepresent or embellish the relationship between us and you (including by expressing or implying that we support sponsor endorse or contribute to you or your business endeavor) or express or imply any relationship or affiliation between us and you or any other person.”

Finally, it is important to remember that a digital asset like the AirToken is a piece of software.  While such software (or at least its offer and sale) may constitute a security, a token is materially different than a share certificate or other indicia of ownership.  It is conceivable that at some point in the future, the computer code representing the AirToken could contain technological information which Airfox may want to avoid publicly disseminating, with one example being personal non-public information of AirToken holders embedded in the smart contract.  Thus, Section 15(b), which is a typical provision in many software license agreements, seems appropriate in this context.

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

May 8, 2019

43.

To the extent that the smart contract defines the rights of AirFox token holders, please file the form of smart contract or a written summary as an exhibit to the Form 10. Refer to Item 601 of Regulation S-K for guidance

Response: Please note that all rights of holders of AirTokens are contained in the Amended and Restated AirToken Terms & Conditions filed as Exhibit 4.3. The “smart contract” is comprised of computer code.

Sincerely,

/s/Victor Santos

Victor Santos,

Chief Executive Officer,

CarrierEQ, Inc.

cc:

David M. Bovi, Esq.

J. Gray Sasser, Esq